

March 7, 2013

Via E-mail
Yoon-Dae Euh
Chairman and Chief Executive Officer
KB Financial Group Inc.
9-1, 2-ga, Namdaemoon-ro, Jung-gu
Seoul 100-703, Korea

      Re: **KB Financial Group Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 30, 2012
              Response dated November 2, 2012
              File No. 000-53445

Dear Dr. Euh:

We have reviewed your response dated November 2, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3D. Risk Factors, page 10

"Our business may be materially and adversely affected by legal claims," page 20

1.   Regarding your response to prior comment 1, please advise us whether you consider any of the legal proceedings pending during the 2011 fiscal year "sufficiently material" as to warrant detailed disclosure in the risk factor section of the filing. If so, please provide us with a draft of your disclosure as it would have appeared in your 2011 Form 20-F, with a view towards providing similar disclosure in future filings. If not, please explain why you believe that none of the legal proceedings discussed in your 2011 Form 20-F were sufficiently material.

Retail Banking, page 38

Mortgage and Home Equity Lending, page 39

2.   We note your response to prior comment 2. In addition to providing a cross-reference to the applicable regulations, please provide proposed disclosure to be included in future filings that clarifies what changes you have made to your mortgage loan guidelines, as requested in our original comment. For example, your revised disclosure should indicate whether your maximum loan-to-value ratios have decreased in response to the regulations cited in your response.

Corporate Banking, page 46

Large Corporate Banking, page 48

3.   Please confirm that you will disclose the substance of your response to prior comment 3 in future filings.

    Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.

                            Sincerely,

                            /s/ Laura Crotty for
                            Suzanne Hayes
                            Assistant Director